

Mail Stop 4631

November 13, 2009

Via U.S. mail and facsimile

Ms. Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, VA 22182

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Form 10-Q for the period ended June 30, 2009**
>   **File No. 001-11376**

Dear Ms. Ricci:

        We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

Principal Customers, page 5

2. Please disclose the name of the foreign government customer that comprised 52% of your revenue during 2008 and 2007 since it appears the loss of this customer would have a material adverse effect on you. Please refer to Item 101(H)(4)(vi) of Regulation S-K.

Critical Accounting Policies, page 20

3. Please revise your revenue recognition discussion on pages 21 and F-10 to explain how you account for change orders, including the circumstances under which you recognize any profit on change orders. Please also explain the circumstances under which you account for profit on a contract based on the actual labor as compared to the actual total cost.

Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies, page F-8

4. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Note L – Long-Term Debt, page F-19

5. You disclose on page F-20 that you were not in compliance with Mecar's credit facility covenants as of December 31, 2008. Please disclose the specific terms of the credit facility that you were not in compliance with as well as the implications to your operations, liquidity and financial position as a result of non-compliance. If it is reasonably possible that cross-default provisions could result in non-compliance with some of your other debt covenants, please revise your MD&A to also disclose the specific terms of any other material debt covenants in your debt agreements. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

6. Please address the above comments in your interim filings as well.

Unaudited Condensed Consolidated Financial Statements

Note 1 – Condensed Consolidated Financial Statements, page 7

7. It appears that you have access to financing to issue performance bonds and advance
    payment guarantees through December 31, 2009, but not for a period of 12 months
    from your most recent interim financial statements. Please revise your filing to more
    clearly explain whether you have been able to extend or replace this financing, since
    you have indicated that access to this financing is critical to perform on your long-
    term sales contracts. If you have not been able to extend or replace this financing,
    please disclose in greater detail the ramifications.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief